Exhibit (a)(5)(C)

Company Contact:

Tony Trunzo

+1 503.498.3547

www.flir.com

NEWS RELEASE

FLIR Begins Tender Offer to Acquire ICx Technologies, Inc.

PORTLAND, OR – September 3, 2010 – FLIR Systems, Inc. (NASDAQ: FLIR) today will commence a cash tender offer through its wholly owned subsidiary Indicator Merger Sub, Inc., to purchase all outstanding shares of common stock of ICx Technologies, Inc. (NASDAQ: ICXT). On August 16, 2010, the companies previously announced a definitive agreement whereby FLIR agreed to acquire ICx in a cash tender offer and subsequent merger for an aggregate cash purchase price of approximately $274 million.

Upon the successful closing of the tender offer, shareholders of ICx will receive $7.55 in cash for each share of ICx common stock tendered in the offer, without interest and less any required withholding taxes.

Today, FLIR will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO that provides the terms and conditions of the tender offer, and ICx will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of ICx’s board of directors that ICx shareholders accept the tender offer and tender their shares in the offer. As previously disclosed, the boards of directors of FLIR and ICx have approved the transaction.

The tender offer will expire at midnight on October 1, 2010, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned upon the tender of at least a majority of the outstanding shares of ICx common stock on a fully diluted basis. As previously disclosed, Wexford Capital LP and its affiliates, which together own approximately 62% of the outstanding shares of ICx common stock, have entered into a tender and support agreement whereby they have agreed to tender all of their shares in the tender offer, subject to ICx’s board of directors’ continued recommendation of the transaction. The closing is also conditioned upon expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

About FLIR Systems, Inc.

FLIR Systems, Inc. is a world leader in the design, manufacture, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground-based security. Visit the Company’s web site at www.FLIR.com.

Forward Looking Statements

This press release (“release”) contains statements that are forward-looking in nature. Such statements are based on current expectations of future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including the following: clearance under the Hart-Scott-Rodino Antitrust Improvements Act, the tender of a majority of the outstanding shares of common stock of ICx, calculated on a fully diluted basis, the possibility that the transaction will not close or that the closing may be delayed, the possibility that the Company will experience difficulties in the integration of the operations, employees, strategies, technologies and products of ICx if the transaction does close, the potential inability to realize expected benefits and synergies, changes in demand for the Company’s or ICx’s products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, the ability of the Company to manufacture and ship products in the time period required, actual purchases under agreements, and other risks discussed from time to time in the Company’s and ICx’s respective Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Important Additional Information

The tender offer described in this release will commence today. This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of ICx Technologies, Inc. (“ICx”), nor is it a substitute for any of the tender offer documents referenced below. FLIR Systems, Inc. and its wholly-owned subsidiary, Indicator Merger Sub, Inc., will file a tender offer statement on Schedule TO with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to ICx shareholders. INVESTORS AND ICX SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY ICX WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Phoenix Advisory Partners LLC at 110 Wall Street, 27th Floor, New York, New York 10005 or by phone at (800) 576-4314 or to Indicator Merger Sub at FLIR Systems, Inc., 27700 SW Parkway Avenue, Wilsonville, Oregon 97070.

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